May 3, 2007

Sara D. Kalin, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Valley Forge Composite Technologies, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed April 10, 2007
File No. 333-138667

Dear Ms Kalin:

Thank you for your comment letter dated April 27, 2007. The following are Valley Forge Composite Technologies, Inc.’s (the “Company,” “we”, or “our”) responses to your comments. We are filing Amendment No. 3 to the Registration Statement on Form SB-2 (“Amendment No. 3 “) at the same time that this letter is being filed.

Our response below reflects the changes made in Amendment No. 3 to comply with the discussions had with the Staff following the submission of our documents in March 2007.

Management’s Discussion and Analysis, Plan of Operation, page 29

1. The last paragraph prior to the plan of operation section states that the company has not had revenues in each of the last two fiscal years; however, revenue earned in fiscal 2006 is discussed in the following paragraph. Please resolve this discrepancy in disclosure.

Response:

The disclosure has been reworded to state:

Because the Company has not had revenues in both of the last two consecutive fiscal years, Regulation SB requires the Company to disclose only its plan of operation and off-balance sheet arrangements.

Note 1: Nature of Business and Summary of Significant Accounting Policies, page F-9
Inventory

2. Please expand your policy to explain who the “outside third party” that holds the goods inventory is, why it is still appropriate to recognize these goods as inventory on your balance sheet, and when you expect the goods to no longer be recorded as inventory. Also, in this regard, explain your accounting treatment if payment is not received from your customer.

Response:

The disclosure has been reworded to state:

At December 31, 2006, $435,585 of the Company’s finished goods inventory was being held by an outside third party. This third party is a Japanese customer with whom the Company has an established sales relationship. The Company believes that the finished goods inventory should remain on the Company’s books until such time that the customer remits payment for these goods and the sale is completed. In the event that the customer fails to remit payment for or return any of this inventory by June 30, 2007, the Company intends to remove said inventory from its books and adjust its financial statements accordingly.

Sincerely,

By: s/ Louis J. Brothers

 Louis J. Brothers